Exhibit 99.3

Letter to Shareholders and Notice of Annual General Meeting 2005

This document is important. If you are in any doubt about what action you should take you are recommended to consult your financial adviser.

If you have sold or transferred all your Ordinary Shares, you should send this document, together with the Annual Report and Form of Proxy, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

15 March 2005

Dear Shareholder

Annual General Meeting
I am pleased to send you the Notice of this year’s Annual General Meeting of Shareholders which will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Wednesday, 25 May 2005 at 11:00 am.

I thought it would be helpful to explain the background to Resolutions 2, 5, 11, 12, 13 and 14 set out in the Notice, which begins on page 4.

Resolution 2: Approval of the Remuneration Report
As a listed company, ICI is required to submit its Directors’ Remuneration Report for Shareholder approval.

The Board considers that executive remuneration plays a vital role in supporting the achievement of the Company’s overall performance objectives. Accordingly, and in compliance with the legislation, Shareholders will be invited to approve the Directors’ Remuneration Report.

A comprehensive statement of remuneration policy and specific details of individual Directors’ remuneration is set out in the Directors’ Remuneration Report on pages 43 to 54 of the Report and Accounts. A summary is set out in the Annual Review on pages 18 and 19.

Resolution 5: Re-election of Lord Butler
Resolution 5 provides for the re-election of Lord Butler. All Directors are subject to re-election by Shareholders at least every three years. Subject to satisfactory performance, Non-Executive Directors are normally expected to serve two three-year terms commencing with the first Annual General Meeting after the date of their appointment.

On this basis, Lord Butler would ordinarily step down from the Board at the end of the Annual General Meeting in 2005. Given the number of changes on the Board over the past two years, however, including a change in both the Chairman and Chief Executive, the Board, for continuity reasons, has asked Lord Butler to stay on as Senior Independent Director for a further period. In accordance with the policy set out on page 37 of the Report and Accounts, this will be subject to his standing for annual re-election by Shareholders.

Resolution 11: Adoption of New Articles of Association
Resolution 11 provides for the adoption of new Articles of Association. Since the Company adopted its existing Articles in 1995, there have been changes in applicable law and practice. In view of this, the Directors consider that it is appropriate to update the Articles and a summary of the main proposed changes is set out in Appendix I to this letter. In addition to the changes proposed, the transition to International Financial Reporting Standards (“IFRS”) may necessitate amendments to the Company’s borrowing limits in the Articles. The Directors, however, have decided not to propose any amendments to these provisions at present but to keep this under review as the impact of IFRS becomes clearer.

Resolution 12: Share Capital – Authority to allot shares
Resolution 12 is to provide for the Directors to continue to have authority to allot unissued shares in the capital of the Company with a total nominal value of up to £208,761,785 which represents approximately 18% of the issued share capital of the Company. This authority is intended to last until the Annual General Meeting in 2006, it being the intention to renew it at that and each subsequent Annual General Meeting.

The Directors have no present intention to issue any shares under the authority being sought except in connection with the Company’s employee share schemes.

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Resolution 13: Share Capital – Disapplication of pre-emption rights
Resolution 13 will only be proposed if Resolution 12 is passed. Resolution 13 would, as in previous years, renew the Directors’ power to allot shares of up to a total nominal value of £59,561,911 (representing 5% of the issued share capital of the Company) for cash without having to offer them to Shareholders in proportion to their existing holdings. It would also empower the Directors to issue shares in connection with a rights issue and take certain practical steps to facilitate such an issue.

Resolution 14: Purchase of own shares by the Company
This Resolution would renew the authority for the Company to purchase its shares in the market up to a limit of 10% of the issued Ordinary Shares in the period up to the Annual General Meeting in 2006. The minimum and maximum prices are set out in the Resolution. The Directors would only exercise this authority if they were satisfied that a purchase would result in an increase in expected Earnings Per Share and would be in the interests of Shareholders generally. Any shares purchased under this authority would be cancelled. The Board does not intend that any such shares will be held as treasury shares.

There are outstanding options to subscribe for a total of 16,335,165 shares in the Company. That number of shares represents 1.37% of the Company’s existing issued share capital. If the Company were to exercise in full the authority to purchase its own shares which is proposed in Resolution 14, the 16,335,165 shares for which there are outstanding options to subscribe would represent 1.52% of the Company’s existing issued share capital as reduced by those purchases.

Re-election of Directors
Biographical details of those Directors who are proposed for election or re-election appear in Appendix II on pages 8 and 9 of this document. I hope you will find these helpful.

Form of Proxy
It would be very much appreciated if you would complete and return the enclosed form of proxy to the Company’s Registrar as soon as possible and, in any event, not later than 11:00 am on Monday, 23 May 2005. The return of the proxy form will not prevent you from attending the Annual General Meeting and voting in person if you wish to do so.

Voting Procedure
Continuing the voting procedure adopted for Shareholder meetings held since 2002, the Resolutions will be put to a poll rather than a show of hands at this Annual General Meeting. As the adoption of resolutions at general meetings of the Company is important, we wish to make sure that there is an accurate record of the votes cast by all Shareholders, and that the vote is not restricted to those Shareholders who are able to attend the Meeting.

The Company has a large number of Shareholders, the majority of whom are not able to attend the Annual General Meeting. The Board feels strongly that a poll vote gives fairer weight to the views of all Shareholders and that a broad representation of views is essential to ensure maximum involvement on the part of all Shareholders in the Company’s decision-making process.

Electronic proxy appointment through CREST
CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. For further information on appointing proxies through CREST, please refer to page 6 of this circular.

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Questions at the Annual General Meeting
As is usual at the Annual General Meeting, I shall be inviting questions from Shareholders present at the Meeting. It would be helpful to have a note of the details of the proposed questions in advance, although this is not obligatory. Questions may be sent by post to the Company Secretariat at ICI’s Registered Office or by electronic mail to cosec@ici.com. Shareholders who attend the Meeting may also leave a written question in the box which will be available at the Meeting, if they prefer. We will send individual replies to these questions after the Meeting.

Recommendation
The Directors consider all these Resolutions to be in the best interests of the Shareholders as a whole and unanimously recommend that you vote in favour of them, as the Directors shall in relation to their own shareholdings.

Yours sincerely

Peter Ellwood
Chairman

Imperial Chemical Industries PLC
Registered in England No 218019
Registered Office
20 Manchester Square
London W1U 3AN

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Notice of Annual General Meeting 2005

The Annual General Meeting of Imperial Chemical Industries PLC will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1, on Wednesday, 25 May 2005 at 11:00 am for the following purposes:

1	Report and Accounts To receive the Company’s Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2004 (“the Report and Accounts”).

2	Remuneration Report To approve the Directors’ Remuneration Report contained in the Report and Accounts.

3	Dividends To confirm the first and second interim dividends.

4-7	Re-election of Directors
To re-elect the following Directors who are retiring:

	4	Mr A Baan;
	5	Lord Butler;
	6	Mr J T Gorman;
	7	Mr W H Powell.

8	Election of Directors To elect Mr C F Knott as a Director.

9	Re-appointment of Auditor To re-appoint KPMG Audit Plc as Auditor.

10	Remuneration of Auditor To authorise the Directors to agree the Auditor’s remuneration.

11	Adoption of New Articles of Association To consider the following Resolution as a Special Resolution:

“That the Articles of Association contained in the document produced to the Meeting and signed by the Chairman for the purposes of identification be approved and adopted as the new Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association, with effect from the close of this Annual General Meeting.”

12	Authority to allot shares To consider the following Resolution as an Ordinary Resolution:

“That the Directors be generally authorised for the purposes of Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in Section 80) up to an aggregate nominal amount of £208,761,785. This authority shall expire at the close of the Annual General Meeting of the Company to be held in 2006, except that the Company may before then make an offer or agreement which would or might require relevant securities to be allotted after that date and the Directors may allot relevant securities in pursuance of that offer or agreement as if this authority had not expired.”

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Notice of Annual General Meeting 2005
continued

13	Disapplication of pre-emption rights
Subject to the passing of Resolution 12, to consider the following Resolution as a Special Resolution:

“That the Directors be generally empowered pursuant to Section 95 of the Companies Act 1985 (“the Act”) to allot equity securities (within the meaning of Section 94(2) of the Act) for cash, pursuant to the authority conferred by the Resolution numbered 12 in the Notice of the Meeting, as if Section 89(1) of the Act did not apply to the allotment. This power:

	a)	expires at the close of the Annual General Meeting of the Company to be held in 2006, but the Company may before then make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the Directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and

	b)	shall be limited to:

(i) the allotment of equity securities of the Company in proportion (as nearly as may be) to existing holdings of Ordinary Shares of £1 each in the capital of the Company, but subject to such exclusions or other arrangements as the Directors deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of a regulatory body or stock exchange; and

(ii) the allotment of equity securities for cash otherwise than pursuant to paragraph (i) up to an aggregate nominal amount equal to £59,561,911.”

14	Purchase of own shares by the Company To consider the following Resolution as a Special Resolution:

“That the Company be unconditionally and generally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of Ordinary Shares of £1 each in the capital of the Company provided that:

	a)	the maximum number of Ordinary Shares hereby authorised to be acquired is 119,123,822;

	b)	the minimum price which may be paid for any such share is £1;

	c)	the maximum price which may be paid for any such share is an amount equal to 105 per cent of the average of the middle market values for the Ordinary Shares in the capital of the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased;

	d)	this authority shall expire at the close of the Annual General Meeting of the Company to be held in 2006; and

	e)	a contract to purchase shares under this authority may be made prior to the expiry of this authority, and concluded in whole or in part after the expiry of this authority.”

By Order of the Board

Michael Herlihy
Company Secretary

15 March 2005

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A Member of the Company may appoint one or more proxies (whether Members or not) to attend and, on a poll, to vote instead of the Member. The form of proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of that power or authority, must be deposited with the Company’s Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6NB, not less than 48 hours before the time for holding the Annual General Meeting.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as may be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

The Company, pursuant to Regulation 41(1) of the Uncertificated Securities Regulations 2001, specifies that only those Shareholders registered in the Register of Members of the Company at 10:00 pm on 23 May 2005 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the Register after 10:00 pm on 23 May 2005 will be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting.

An Ordinary Resolution is passed by a majority of more than 50 per cent of the votes cast. A Special Resolution is passed by a majority of at least 75 per cent of the votes cast.

The following will be available for inspection at ICI’s Registered Office, 20 Manchester Square, London W1U 3AN, between 9:00 am and 5:00 pm on business days from the date of this Notice until the conclusion of the Annual General Meeting and on 25 May 2005, the day of the Annual General Meeting, at the Queen Elizabeth II Conference Centre from 9:30 am until the conclusion of the Meeting.

1	A statement of transactions of Directors (and their family interests) in the share capital and debentures of the Company and any of its subsidiaries;

2	Copies of all contracts of service under which Directors of the Company are employed by the Company or any of its subsidiaries;

3	A copy of the existing Memorandum and Articles of Association; and

4	A copy of the draft new Articles of Association.

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Appendix I

ICI Articles of Association

Adoption of new Articles of Association
The proposed new Articles of Association have been prepared to take account of developments in the law and practice applicable to the Company since the existing Articles were adopted in 1995. The main changes are as follows:

Uncertificated Shares: the Uncertificated Securities Regulations 2001 made various changes to the rules governing the CREST uncertificated securities system. The Articles have been changed to facilitate more clearly the use of the CREST system. There are a number of consequential amendments which recognise that shares can be held in either certificated or uncertificated form.

Electronic communications: following changes to Company Law, certain electronic communications with Shareholders have become legally possible. Provisions have been included in the new Articles to facilitate electronic communications including notices of meetings to Shareholders, voting and the appointment of proxies.

Meetings: the new Articles provide that the Company may arrange for Shareholders to attend, speak and vote at a general meeting of the Company by simultaneous attendance at a satellite meeting anywhere in the world. They also provide that the Company may arrange for Shareholders who are entitled to attend a general meeting to be able to view and hear the proceedings and to speak, but not vote, by attending a venue other than a satellite meeting place.

Safety and security: in the interests of Shareholder safety and security, provisions are contained in the new Articles allowing the Directors to control the level of attendance at general meetings and to change the meeting place or to postpone or adjourn the meeting if it becomes impracticable or unreasonable for it be held. The Chairman will be able to impose such security restrictions as he considers appropriate and to refuse entry to anyone who does not comply.

Non-Executive Directors’ Remuneration: the current Articles have a cap of £250,000 per annum for the aggregate remuneration of all the Non-Executive Directors. This has been in place since 1995 and the new Articles provide for an aggregate cap of £500,000 per annum.

Indemnification of Directors: the indemnity to Directors/officers of the Company has been amended to reflect recent changes in the legislation on directors’ indemnification. The indemnity will no longer benefit the Company’s external auditors.

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Appendix II

Re-election of Directors: biographical details

Biographical details of Directors retiring under the Company’s Articles of Association and recommended for re-election at the Annual General Meeting to be held on 25 May 2005:

Retiring under Article 96
(Rotation of Directors)

Mr A Baan
Appointed a Non-Executive Director on 25 June 2001.

Adri Baan has a master’s degree in physics from the University of Amsterdam and joined Philips as a project manager in 1969. He has held a series of senior positions with Philips in Europe and North America. From 1984 to 1986 he was Vice Chairman of Philips Industrial Electronics in Eindhoven and 2 years later was appointed Executive Vice President, North American Philips. He was Managing Director of Philips Business Electronics from 1993 to 1996 and Chief Executive Officer and a Member of the Group Management Committee from 1996 to 1998. In 1998 he was appointed Executive Vice President, Royal Philips Electronics and Member of the Management Board, a position which he held until 2001.

In addition he was formerly the Chairman of Integrated Production and Test Engineering N.V., and a Director of Medquist, NPM Capital, PSA Corporation Limited (Port of Singapore Authority) and Hesse-Noord Natie, Port of Antwerp.

He is a currently a Director of: Wolters Kluwer N.V.; ASM International N.V.; International Power plc; the Trust Office of KAS BANK NV; OCE NV; PSA Europe Limited; and AFM (the Authority for Financial Markets in the Netherlands). He is also Vice Chairman of Koninklijke Volker Wessels Stevin N.V.

The Chairman, on behalf of the Board, confirms that following a formal performance evaluation, Adri Baan’s performance continues to be effective and demonstrates full commitment to his role as a Non-Executive Director including an appropriate commitment of time for Board and Committee meetings and other duties required of him. Aged 62.

Rt. Hon. Lord Butler of Brockwell, KG, GCB, CVO
Appointed a Non-Executive Director on 1July 1998.

Lord Butler is the Senior Independent Director. After graduating with a double first in Mods and Greats from University College, Oxford, Lord Butler joined the Treasury in 1961 where he held a succession of posts before becoming Private Secretary to the Financial Secretary in 1964 and Secretary of the Budget Committee from 1965 to 1969. He was seconded to the Bank of England in 1969 and subsequently acted as Private Secretary to three Prime Ministers.

In 1985 Lord Butler became second Permanent Secretary, Public Expenditure and in 1988 he was appointed as Secretary of the Cabinet and Head of the Home Civil Service.

Lord Butler is currently Master of University College, Oxford, and a Non-Executive Director of HSBC Holdings plc. In 1999 he served on the Royal Commission on Reform of the House of Lords and in 2004 chaired the Review of Intelligence on Weapons of Mass Destruction. He is also a trustee of the Globe Trust, a trustee of the Rhodes Trust and Chairman of the Churchill Museum Appeal Committee.

The Chairman, on behalf of the Board, confirms that, following a formal performance evaluation, Lord Butler’s performance continues to be effective and demonstrates full commitment to his role both as a Non-Executive Director and as Senior Independent Director including an appropriate commitment of time for Board and Committee meetings and the other duties required of him. Aged 67.

Mr J T Gorman
Appointed a Non-Executive Director on 20 September 2000.

Joseph Gorman is Chairman of the ICI Audit Committee. A graduate of Kent State University and holding a doctorate from Yale Law School, Joseph Gorman practiced law for 5 years before joining the legal department of automotive safety systems manufacturer, TRW Inc. in 1962.

He became Secretary of TRW in 1970 and Vice President in 1972. He served as Vice President and General Counsel from 1976 to 1980 when he was elected Executive Vice President and given responsibility for the Industrial & Energy business unit. In 1985 he was appointed President and Chief Operating Officer of the Company and three years later became Chairman and Chief Executive Officer.

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Re-election of Directors: biographical details
continued

A past Chairman of the US-Japan Business Council, he received Japan’s 1994 Prime Minister’s Trade Award for his contribution to promoting improved US-Japan trade relations. He has served on the Boards of the US-China Business Council and the Prince of Wales Business Leaders Forum and was a member of the President’s Export Council. He is a trustee of the Center for Strategic and International Studies and also serves the Council on Competitiveness as a co-industry vice chair and member of the executive committee.

Joseph Gorman is a Director of Alcoa, Inc., The Procter & Gamble Company and National City Corporation.

The Chairman, on behalf of the Board, confirms that following a formal performance evaluation, Joseph Gorman’s performance continues to be effective and demonstrates full commitment to his role both as a Non-Executive Director and as Chairman of the Audit Committee including an appropriate commitment of time for Board and Committee meetings and other duties required of him. Aged 67.

Mr W H Powell
Appointed a Director on 2 February 2000.

William Powell is Chairman and Chief Executive of National Starch and Chemical Company and has Board responsibility for Sustainability (which includes Group Safety, Health and Environment matters).

William Powell joined National Starch and Chemical Company in 1976, gaining extensive experience in production, planning and general management. In 1981, he was appointed Divisional Vice President of Manufacturing for Adhesives and Resins. He was promoted to Corporate Vice President of the Resins and Specialty Chemical Division in 1984; Corporate Vice President, International in 1986; Group Vice President, Industrial Starch and Food Products division in 1989; and Executive Vice President in 1997. In 1999, he was appointed Chairman and Chief Executive Officer.

William Powell has a degree in chemistry and a master’s degree in chemical engineering from Case Western Reserve University. In addition he has a Masters in Business Administration from the University of North Dakota. He is a past Chairman of the Corn Refiners Association and currently an Honorary Director. He is a Non-Executive Director of Granite Construction Inc. and a member of the Institute of Food Technologists and the American Institute of Chemical Engineers. He is also a member of: the Board of Directors of the American Chemistry Council; the Executive Committee of the Society of Chemical Industry, American Section; the Board of Overseers of the New Jersey Institute of Technology; and the Board of Trustees of the State Theatre of New Jersey. Aged 59.

Retiring under Article 76
(Election of Directors)

Mr C F Knott
Appointed a Director on 1 September 2004.

Charles Knott is Chairman and Chief Executive of Quest International. He graduated from Newcastle University in 1976 with an honours degree in Mathematics and Statistics. He joined National Starch and Chemical Company in 1984 as Commercial Director of Laing-National in Manchester and subsequently served in Germany and the Netherlands before returning to the UK in 1990 as Managing Director of National Starch’s UK Adhesives operations.

Charles Knott was appointed Divisional Vice President, Performance Adhesives, in the United States and in 1994 became Senior Divisional Vice President and General Manager for the US Adhesives business.

In 1995 he relocated to Singapore to lead National Starch’s Asia-Pacific operations as Corporate Vice President. He was appointed National Starch Chief Operating Officer in January 2001. In March 2003 he became Chairman and Chief Executive of Quest International, and Executive Vice President and member of the Executive Management Team of ICI. Aged 50.

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General information

Venue & Date
The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Wednesday, 25 May 2005.

Time
The doors will open at 9:30 am and the Annual General Meeting will start promptly at 11:00 am.

Mobile phones, cameras, tape recorders
Please note that mobile phones, laptop computers, cameras, tape recorders and similar equipment may not be brought into the Annual General Meeting. For security reasons, all hand baggage may be subject to examination. Briefcases, umbrellas and bulky items must be deposited in the cloakroom.

Disabled persons
Special arrangements have been made to offer every assistance to disabled persons. If you have a companion to assist you, he/she will be admitted to the Annual General Meeting as a guest. Guide dogs will also be permitted. The auditorium has an induction loop system for those who are deaf or hard of hearing. There will also be a sign language interpreter.

First aid
First aid facilities are available. Please ask any ICI member of staff for assistance.

Emergency precautions
An announcement will be made if there is a fire warning or other emergency. Emergency exits are marked clearly around the auditorium. In the case of a medical emergency, please contact an ICI member of staff.

Refreshments
Refreshments will be available before and after the Annual General Meeting.

Important
If you have any questions about the Annual General Meeting, or if you need any assistance, please telephone the Annual General Meeting enquiry line on 020 7009 5398 from Monday, 25 April 2005.

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